FILED BY BRIDGEBIO PHARMA, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: EIDOS THERAPEUTICS, INC.

COMMISSION FILE NO. 001-38533

Date: January 13, 2021

BridgeBio Pharma, Inc. and Eidos Therapeutics, Inc. Announce

January 21, 2021 Election Deadline for Merger

PALO ALTO and SAN FRANCISCO, CA – January 13, 2021 – BridgeBio Pharma, Inc. (“BridgeBio”) (Nasdaq: BBIO) and Eidos Therapeutics, Inc. (“Eidos”) (Nasdaq: EIDX) announced today that the acquisition of shares of common stock of Eidos not held by BridgeBio or its subsidiaries, on the terms and subject to the conditions of their previously announced merger agreement, is expected to close on or about January 26, 2021. The closing of the transaction is subject to the receipt of approvals from BridgeBio and Eidos stockholders at special meetings of each company’s stockholders, both of which are scheduled for January 19, 2021, and the satisfaction or waiver of other conditions to closing. Leading proxy advisory firms Institutional Shareholder Services and Glass Lewis recommend that BridgeBio and Eidos stockholders vote “FOR” BridgeBio’s proposed merger with Eidos and each of the other proposals to be considered at both companies’ virtual special meetings.

The election deadline for holders of Eidos common stock to elect the form of consideration they wish to receive in the merger will be at 5:00 p.m., New York City time, on January 21, 2021 (the “Election Deadline”), unless extended. The Election Form and Letter of Transmittal (the “Election Form”) necessary for Eidos stockholders to make an election as to the form of consideration they wish to receive was mailed on December 16, 2020 to holders of record of Eidos common stock as of the close of business on December 8, 2020.

Holders of Eidos common stock may elect to receive, for each share of Eidos common stock issued and outstanding immediately prior to the effective time of the merger (the “Effective Time”) that is not owned by BridgeBio or any of its subsidiaries and that is not a restricted share award, either (1) 1.85 shares of common stock of BridgeBio (the “Stock Consideration”) or (2) $73.26 in cash (the “Cash Consideration” and, together with the Stock Consideration, the “Merger Consideration”), subject to proration. The Cash Consideration will be prorated as necessary to ensure that the aggregate amount of cash consideration payable in the merger is no greater than $175 million.

As further described in the election materials, in order to make an election, Eidos stockholders must deliver to American Stock Transfer & Trust Company, LLC, the exchange agent in the merger, prior to the Election Deadline, a properly executed Election Form together with any other required documents described in the election materials. Eidos stockholders who hold their shares of Eidos common stock in “street name” through a bank, broker or other nominee, should follow the instructions of the bank, broker or other nominee for making an election with respect to their shares. Such stockholders’ bank, broker or other nominee, as applicable, may have an earlier deadline by which they must provide instructions to it in order to make an election with respect to their shares.

The submission of an Election Form does NOT constitute a vote for the adoption of the merger agreement. In order to vote their shares of Eidos common stock with respect to the adoption of the merger agreement, Eidos stockholders must follow the instructions for voting described in the joint proxy statement/prospectus dated December 15, 2020, which was first mailed to Eidos stockholders on or about December 15, 2020 (the “Joint Proxy Statement/Prospectus”), and the accompanying proxy materials.

Any Eidos stockholders who do not make a proper election by the Election Deadline will be deemed to have elected to receive the Stock Consideration for their shares of Eidos common stock. If the closing is delayed to a subsequent date, the Election Deadline will be similarly delayed to a subsequent date, and BridgeBio and Eidos will promptly announce any such delay or rescheduling.

Eidos stockholders who have questions regarding the election procedures or who wish to obtain copies of the Joint Proxy Statement/Prospectus, Election Form and other election materials, should contact Morrow Sodali LLC, the information agent for the election process, by calling toll-free at (800) 662-5200 (in North America) or (203) 658-9400 (outside North America).

About BridgeBio Pharma

BridgeBio Pharma is a team of experienced drug discoverers, developers and innovators working to create life-altering medicines that target well-characterized genetic diseases at their source. BridgeBio was founded in 2015 to identify and advance transformative medicines to treat patients who suffer from Mendelian diseases, which are diseases that arise from defects in a single gene, and cancers with clear genetic drivers. BridgeBio’s pipeline of over 20 development programs includes product candidates ranging from early discovery to late-stage development. For more information visit www.bridgebio.com.

About Eidos Therapeutics

Eidos Therapeutics is a clinical stage biopharmaceutical company focused on addressing the large and growing unmet need in diseases caused by transthyretin (TTR) amyloidosis (ATTR). Eidos is developing acoramidis, a potentially disease-modifying therapy for the treatment of ATTR. For more information, visit www.eidostx.com.

Additional Information and Where to Find It

This press release is being made in respect of the proposed transaction involving BridgeBio and Eidos, which will be submitted to BridgeBio’s and Eidos’ stockholders for their consideration. BridgeBio and Eidos have each filed relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including the Joint Proxy Statement/Prospectus. On December 15, 2020, the SEC declared the Joint Proxy Statement/Prospectus effective. BridgeBio and Eidos mailed or otherwise provided to their respective stockholders the Joint Proxy Statement/Prospectus regarding the proposed transaction involving BridgeBio and Eidos on or about December 15, 2020.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This press release is not intended to be, and is not, a substitute for such filings or for any other document that BridgeBio or Eidos may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR

INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The documents filed or furnished by BridgeBio and Eidos with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by BridgeBio may be obtained free of charge from BridgeBio at investor.bridgebio.com, under the tab “Financials & Filings,” and the documents filed by Eidos may be obtained free of charge from Eidos at www.eidostx.com, under the tab “Investors.” Alternatively, these documents, when available, can be obtained free of charge from BridgeBio upon written request to BridgeBio at 421 Kipling Street, Palo Alto, CA 94301, Attn: Investor Relations, or by calling 650-391-9740, or from Eidos upon written request to Eidos at 101 Montgomery Street, Suite 2000, San Francisco, CA 94104, Attn: Investor Relations, or by calling 415-887-1471.

Participants in the Solicitation

BridgeBio, Eidos and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders of Eidos in connection with the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of BridgeBio in BridgeBio’s proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 22, 2020, as well as its other filings with the SEC. Investors may obtain information regarding the names, affiliations and interests of Eidos’ directors and executive officers in Eidos’ proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 24, 2020, and the Joint Proxy Statement/Prospectus, as well as its other filings with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are included in the Joint Proxy Statement/Prospectus and other relevant materials filed with the SEC regarding the proposed transaction. You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by BridgeBio and Eidos are also available free of charge from BridgeBio or Eidos, as applicable, using the contact information above.

No Offer or Solicitation

This press release is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

Forward-Looking Statements

This press release contains forward-looking statements relating to the proposed transaction involving BridgeBio and Eidos, including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction. Statements in this press release that are not statements of historical fact are considered forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which are usually identified by the use of words such as “anticipates,” “believes,” “continues”, “could”, “estimates,” “expects,” “intends,” “may,” “plans,” “potential”, “predicts”, “projects,” “seeks,” “should,” “will,” and variations of such words or similar expressions. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act and are making this statement for purposes of complying with those safe harbor provisions. These forward-looking statements are neither forecasts, promises nor guarantees, and are based on the current beliefs of BridgeBio’s management as well as assumptions made by and information currently available to BridgeBio. Such statements reflect the current views of BridgeBio with respect to future events and are subject to known and unknown risks, including business, regulatory, economic and competitive risks, uncertainties, contingencies and assumptions about BridgeBio and Eidos, including, without limitation, (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction, (ii) the risk that BridgeBio’s and/or Eidos’ stockholders may not approve the proposed transaction, (iii) inability to complete the proposed transaction because, among other reasons, conditions to the closing of the proposed transaction may not be satisfied or waived, (iv) uncertainty as to the timing of completion of the proposed transaction, (v) potential adverse effects or changes to relationships with customers, employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction, (vi) potential litigation relating to the proposed transaction that could be instituted against BridgeBio, Eidos or their respective directors and officers, including the effects of any outcomes related thereto, (vii) possible disruptions from the proposed transaction that could harm BridgeBio’s or Eidos’ respective business, including current plans and operations, (viii) unexpected costs, charges or expenses resulting from the proposed transaction, (ix) uncertainty of the expected financial performance of each of BridgeBio and Eidos following completion of the proposed transaction, including the possibility that the expected synergies and value creation from the proposed transaction will not be realized or will not be realized within the expected time period, (x) the ability of BridgeBio and/or Eidos to implement their respective business strategies, (xi) the ability of each of BridgeBio or Eidos to continue its planned preclinical and clinical development of its respective development programs, and the timing and success of any such continued preclinical and clinical development and planned regulatory submissions, (xii) the potential therapeutic and clinical benefits of acoramidis, (xiii) inability to retain and hire key personnel, (xiv) the amount of proposed stock consideration in the transaction and (xv) the unknown future impact of the COVID-19 pandemic delay on certain clinical trial milestones and/or BridgeBio’s or Eidos’ operations or operating expenses. Although BridgeBio believes that BridgeBio’s and Eidos’ plans, intentions, expectations, strategies and prospects as reflected in or suggested by these forward-looking statements are reasonable, BridgeBio cannot give any assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a number of risks, uncertainties and assumptions, including, without limitation, those risks and uncertainties described under the heading “Risk Factors” in BridgeBio’s most recent Quarterly Report on Form 10-Q and Annual

Report on Form 10-K filed with the SEC and in subsequent filings made by BridgeBio with the SEC, which are available on the SEC’s website at www.sec.gov. Moreover, BridgeBio operates in a very competitive and rapidly changing environment in which new risks emerge from time to time. These forward-looking statements are based upon the current expectations and beliefs of BridgeBio’s management as of the date of this press release and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We anticipate that subsequent events and developments will cause our views to change. Except as required by law, BridgeBio disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this press release in the event of new information, future developments or otherwise. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this press release.

Contact:

Grace Rauh

BridgeBio Pharma, Inc.

grace.rauh@bridgebio.com

917-232-5478

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